UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

GMAM ABSOLUTE RETURN STRATEGIES FUND, LLC
(FORMERLY, PROMARK ABSOLUTE RETURN STRATEGIES FUND, LLC)
 (Name of Subject Company (Issuer))

GMAM ABSOLUTE RETURN STRATEGIES FUND, LLC
(FORMERLY, PROMARK ABSOLUTE RETURN STRATEGIES FUND, LLC)
 (Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Merryl Hoffman, Esq.
General Motors Investment Management Corporation
(formerly, Promark Investment Advisors, Inc.)
767 Fifth Avenue, 15th Floor
New York, NY 10153
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
MICHAEL S. CACCESE, ESQ.
K&L GATES LLP
STATE STREET FINANCIAL CENTER
ONE LINCOLN STREET
BOSTON, MA 02111

JUNE 2, 2010
As Amended September 30, 2010
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$550,000,000 (a)	Amount of Filing Fee:	$39,215 (b)

(a)	Calculated as the aggregate maximum value of Interests being purchased.

(b)	Calculated at $71.30 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $39,215.00
Form or Registration No.: SC TO-1
Filing Party: Promark Absolute Return Strategies Fund, LLC (now known as GMAM Absolute Return Strategies Fund, LLC)
Date Filed: June 2, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

Amendment No. 1 to Tender Offer Statement

This Amendment No. 1 amends the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on June 2, 2010 by Promark Absolute Return Strategy Fund I (now known as GMAM Absolute Return Strategy Fund I) (the “Fund”), a series of Promark Absolute Return Strategies Fund, LLC (now known as GMAM Absolute Return Strategies Fund, LLC)(the “Company”), relating to the Fund's offer to purchase limited liability company interests in the Fund (“Interest” or “Interests” as the context requires) from members of the Fund (“Members”) at their net asset value of up to $550,000,000, as of July 31, 2010 (the “Offer”) as further described in the Statement. This Amendment No. 1 to the Offer constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Offer terminated at 12:00 midnight, Eastern time, on June 30, 2010 (the “Expiration Date”).  Pursuant to the Offer, $500,280,097.31 of Interests were tendered and accepted by the Fund.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

GMAM ABSOLUTE RETURN STRATEGY FUND I, a series of GMAM ABSOLUTE RETURN STRATEGIES FUND, LLC

By:	/s/ John Stevens
Name: John Stevens
Title: Managing Director and Portfolio Manager
September 30, 2010